FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                            REPORT OF FOREIGN ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                          For the month of August, 2003


                                   ECtel Ltd.
               ---------------------------------------------------
                 (Translation of registrant's name into English)

                       43 Hasivim St., Petah Tikvah Israel
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F    X                   Form 40-F
                              -----                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No    X
                        -----                           -----

If "Yes" is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 -
                                       --------------

                                   ECTEL LTD.

              NOTICE OF 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 16, 2003

       To the Shareholders of ECtel Ltd. (the "Company," "we," "our" or "us"):

       Notice is hereby given that the 2003 Annual General Meeting of Shareholders (the "Annual Meeting") of the Company will be held on Tuesday, September 16, 2003, at 10:00 a.m. (Israel time) at the offices of the Company, 43 Hasivim Street, Petah Tikva, Israel, for the following purposes:

    1. Re-election of Giora Bitan, Shmuel Gitlin, Doron Inbar, Joshua Piasetsky and Aharon Shech to the Board of Directors of the Company;

    2. Re-election of Gil Epstein and Emily Furman as our outside directors;

    3. Approval of the compensation of our outside directors;

    4. Approval of the adoption of the Company's 2003 Share Option Plan;

    5. Approval of the adoption of the Company's 2003 U.S. Employee Stock Option Plan;

    6. Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company's auditors and approval of the auditors' compensation;

    7. Consideration of our audited financial statements for the year ended December 31, 2002; and

    8. Transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

       Shareholders of record at the close of business on August 15, 2003 are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Shareholders who are unable to attend the Annual Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in no event later than 72 hours prior to the time set for the Annual Meeting) in the pre-addressed envelope provided. Shareholders who attend the Annual Meeting may revoke their proxies and vote their shares in person.

       Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, the vote of the senior of joint holders of any share, who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share or shares, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.


                           By Order of the Board of Directors,


                           HADAR SOLOMON
                           Vice-President, General Counsel & Corporate Secretary


Petah Tikva, Israel
Date: August 21, 2003

                                 PROXY STATEMENT
                              ---------------------
                                   ECTEL LTD.
                     43 Hasivim Street, Petah Tikva, Israel

                   2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                              ---------------------

     This Proxy Statement is furnished to the holders of Ordinary Shares, nominal value NIS 0.04 per share (the "Ordinary Shares"), of ECtel Ltd. (the "Company," "we," "our" or "us") in connection with the solicitation by the Board of Directors of proxies for use at the 2003 Annual General Meeting of Shareholders (the "Annual Meeting"), or at any adjournments thereof, pursuant to the accompanying Notice of 2003 Annual General Meeting of Shareholders. The Annual Meeting will be held on Tuesday, September 16, 2003 at 10.00 a.m. (Israel time) at the offices of the Company, 43 Hasivim Street, Petah Tikva, Israel.

     The Annual Meeting is convened for the following purposes:

     1. Re-election of Giora Bitan, Shmuel Gitlin, Doron Inbar, Joshua Piasetsky and Aharon Shech to the Board of Directors of the Company;

     2.   Re-election of Gil Epstein and Emily Furman as our outside directors;

     3.   Approval of the compensation of our outside directors;

     4.   Approval of the adoption of the Company's 2003 Share Option Plan;

     5. Approval of the adoption of the Company's 2003 U.S. Employee Stock Option Plan;

     6. Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company's auditors and approval of the auditors' compensation; and

     7. Consideration of our audited financial statements for the year ended December 31, 2002.

     We are not aware of any other matters that will come before the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

     A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed.

     Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 72 hours prior to the Annual Meeting, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above in Items 1 through 6 above (including without limitation FOR the Company's NOMINEES to the Board of Directors), and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Annual Meeting or any adjournment thereof.

     Proxies for use at the Annual Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 15, 2003 will be entitled to vote at the Annual Meeting. Proxy materials are being mailed to shareholders on or about August 26, 2003 and proxies will be solicited by the Company primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     On August 15, 2003, the Company had outstanding 17,973,935 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Annual Meeting. Pursuant to the Company's Articles of Association (in conjunction with the Nasdaq Stock Market, Inc. rules), two or more holders in holding in the aggregate at least thirty three and one third percent (33-1/3%) of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote, will constitute a quorum at the Annual Meeting.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

ECI Telecom Ltd., or ECI, holds approximately 58.4% of our outstanding Ordinary Shares. ECI currently has control of our Board of Directors and the ability to control substantially all matters to be voted on by shareholders, subject to special approvals required by Israeli law for transactions involving controlling shareholders. A majority of the directors serving on our Board of Directors are officers of ECI.

The following table sets forth certain information, as of August 1, 2003, concerning (i) person(s) or entity(ies) known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all directors and officers of the Company as a group:

                                                                    Shares Beneficially Owned
                                                                  ---------------------------
Name                                                                Number         Percentage
----                                                              ----------       ----------
ECI Telecom Ltd. (1)(2)                                           10,490,325         58.36%
Fidelity Investments (3)                                           2,072,948         11.53%
Telrad Networks Ltd. (4)                                           1,621,585          8.44%
Royce & Associates, LLC (3)                                          960,900          5.35%
Directors and Executive Officers as a Group (5)                      743,350          3.97%

------------------------
(1) In February 2001, ECI entered into a Facility Agreement with Bank Leumi Le-Israel B.M. and Bank Hapoalim B.M., which provides for a term loan in one or more installments in the aggregate principal amount of $300 million, under which approximately $100 million was outstanding as of May 31, 2003. As security for its obligations under the Facility Agreement, ECI granted to the banks, among other things, a pledge on all of our ordinary shares that it holds. Accordingly, if ECI defaults under its obligations under the Facility Agreement, these shares may be foreclosed upon and sold to satisfy its obligations to the banks, which could result in a change of control of ECtel. ECI signed a Letter Agreement with the banks on May 30, 2003, which effective as of June 30, 2003, cured the earlier covenant default status of ECI. The address of ECI is ECI Telecom Ltd., 30 Hasivim Street, Petah Tikva 49157, Israel.

(2) Messrs. Inbar, Piasetzky, Bitan and Gitlin, who serve as our directors and also as officers of ECI, may be deemed to beneficially own the shares held by ECI by virtue of their positions with ECI. However, each has disclaimed beneficial ownership of these shares.

(3) Figures quoted are based on data received from the investors or filed publicly with the SEC. The address of Fidelity is 82 Devonshire Street, Boston, Massachussets, 02109. The address of Royce & Associates is 1414 Avenue of the Americas, New York, N.Y. 10019.

(4) Includes currently exercisable warrants to purchase 1,000,000 ordinary shares at an exercise price of $24 per share and 250,000 ordinary shares at an exercise price of $28 per share. The address of Telrad is Telrad Networks Ltd., Telrad Park, Afek, 14 Hamelacha Street, Rosh Ha'ayin, 02109, Israel.

(5) Consists of options that are currently exercisable or exercisable within 60 days of August 1, 2003.

                              PROPOSED RESOLUTIONS

ITEM 1 - ELECTION OF DIRECTORS

     The Company has a Board of five (5) directors, excluding two "outside directors" (see Item 2 below). Those directors who are not outside directors are elected annually. The Board of Directors has nominated the persons named and described below to be elected as directors. All of these individuals currently serve as directors of the Company.

     The nominees and certain information about them is set forth below:

     Giora Bitan has served as one of our directors since October 2002. Mr. Bitan has served as Executive Vice President and Chief Financial Officer of ECI since joining ECI in August 1, 2002. From 1997 to 2002, Mr. Bitan was a general partner at Giza Venture Capital, where he focused on investments in the communications and software sectors. From 1982 until 1996, he served in senior management positions in Scitex Corporation Ltd., nine years of which he served as Executive Vice President and CFO. Mr. Bitan holds an M.B.A. from the University of California at Los Angeles and a B.A. in Economics and International Relations from the Hebrew University, Jerusalem.

     Doron Inbar has served as one of our directors since 1994. Since November 1999, Mr. Inbar has served as President, and since February 2000 he has served as President and CEO of ECI. Prior to that, he served as Executive Vice President of ECI from January 1999 until November 1999. From 1996 until January 1999, Mr. Inbar served as Senior Vice President and Chief Financial Officer of ECI. Mr. Inbar has been employed by ECI since 1983. Mr. Inbar holds a B.A. in Economics and Business Administration from Bar-Ilan University.

     Shmuel Gitlin has served as one of our directors since June 2001. Mr. Gitlin served as the Senior Vice President and Chief Financial Officer of ECI from March 2001 to August 2002, and remains a Senior Vice President. Mr. Gitlin is a director of several subsidiaries of ECI. From June 1996 until March 2001, he served as ECI's Vice President, Finance. He joined ECI in 1984 and for most of the period thereafter served as ECI's Director of Finance and Controller. Mr. Gitlin holds a B.A. in Economics from Bar Ilan University and is a registered CPA in Israel.

     Joshua Piasetzky has served as one of our directors since 1995. Mr. Piasetzky has served as ECI`s Senior Vice President and Chief Technical Officer since 1995. From 1991 to 1995, he held the positions of Vice President-Technology and Quality, and Head of Research and Development and Chief Engineer. Mr. Piasetzky has been employed by ECI since 1975. A number of United States, European and Israeli patents are registered in Mr. Piasetzky's name. Mr. Piasetzky holds a B.S. and an M.S. in Electrical Engineering from the Technion-Israel Institute of Technology.

     Aharon Shech has served as our President and Chief Executive Officer and a director since 1996. From 1991 to 1996 Mr. Shech served as the President of ECI Telecom Americas Inc., a wholly owned subsidiary of ECI. Mr. Shech holds a B.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology.

     Each nominee who is elected at the Annual Meeting will hold office until the next Annual Meeting, or such earlier time as he or she shall resign or be removed from the Board of Directors pursuant to the Israeli Companies Law, 5759-1999 (the "Companies Law") or the terms of the Articles of Association of the Company. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment.

     It is proposed that at the Annual Meeting the following Resolution be adopted:

     "RESOLVED, that Giora Bitan, Shmuel Gitlin, Doron Inbar, Joshua Piasetsky and Aharon Shech be, and each of them hereby is, elected to the Board of Directors."

Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the election of directors.

     The Board of Directors recommends a vote FOR the election of each of the aforesaid nominees.

ITEM 2 - ELECTION OF OUTSIDE DIRECTORS

     Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two "outside directors." To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any "affiliations" with the company or its "affiliates," as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the company or provide professional services to the company for compensation.

     The outside directors are required to be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Other directors are elected annually. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors must include at least one outside director.

     At the Annual Meeting, shareholders will be asked to re-elect Dr. Gil Epstein and Ms. Emily Furman as our outside directors. A brief biography of each nominee is set forth below:

     Gil Epstein served as one of our outside directors from June 2000 to June 2003. Dr. Epstein has been a member of the Department of Economics at Bar-Ilan University since 1996 and is currently Vice-Chairman of the Department. Prior to that, he was a visiting lecturer at the University of Pennsylvania (Department of Economics). Prior to that, Dr. Epstein was lecturer at the Department of Economics and Department of Statistics at the Hebrew University in Jerusalem. Dr. Epstein holds a B.A., M.A. and Ph.D. in Economics and Statistics from Hebrew University.

     Emily Furman served as one of our directors from June 2000 to June 2003. Ms. Furman is currently an independent investment consultant. Prior to that, she was a senior investment analyst within the emerging market team at Pictet & Cie in London, with responsibility for the Middle East and North African markets. Prior to that, Ms. Furman worked as a financial advisor at Prudential Bache Securities and prior to that she was a member of the project development team at the Eisenberg group of companies. Ms. Furman holds a B.A. from North London University and an M.A. from Middlesex University.

     It is proposed that at the Annual Meeting the following Resolution be adopted:

     "RESOLVED, that Dr. Gil Epstein and Ms. Emily Furman be, and each of them hereby is, elected as an outside director of the Company for a term of three years, effective immediately."

Required Vote

     The election of outside directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of "non-controlling shareholders" (as such term is defined in the Companies Law) voted on the matter (unless the total number of shares of "non-controlling shareholders" voted against the election of the outside directors does not exceed one percent of the outstanding Ordinary Shares). ECI is deemed to be a "controlling shareholder" for this purpose.

     The Board of Directors recommends a vote FOR the election of each of the aforesaid nominees.

ITEM 3 - COMPENSATION OF OUTSIDE DIRECTORS

     Under the Companies Law, the payment of compensation to directors requires the approvals of the audit committee, board of directors and the shareholders, in that order. The form and amount of compensation of outside directors is governed by the Companies Regulations (Rules Regarding Compensation and expenses to Outside Directors), 2000, as amended (the "Compensation Regulations").

     Subject to their election at the Meeting, we propose to pay each of Dr. Epstein and Ms. Furman, in accordance with Section 8A(c) of the Compensation Regulations, a global directors' fee of NIS 200,000 (currently equates to approximately $45,000) for every year of service as an outside director of the Company. Said fees will be paid in advance at the commencement of each year of service, without recourse if terminated during any each such year of service. The Company's outside directors will not be entitled to receive additional fees for participation in meetings, except that they will be entitled to reimbursement of expenses in accordance with the Company's policy and the Compensation Regulations.

     It is proposed that at the Annual Meeting the following Resolution be adopted:

     "RESOLVED, that the proposed remuneration to be paid to the Company's outside directors, as described in the Company's Proxy Statement for the 2003 Annual Meeting, is hereby approved."

Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the grant of options to, and remuneration of, said directors.

     The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 4 - 2003 SHARE OPTION PLAN

     Background

     On June 30, 2003, the Securities and Exchange Commission approved amendments to Nasdaq's listing rules. The amended rules require the Company to obtain shareholder approval for the adoption of, and material amendments to, most stock option plans. Accordingly, we are asking our shareholders to approve the adoption of our 2003 Share Option Plan (the "2003 Plan"), so that we can use it to achieve the Company's compensation goals and also enable the Israeli employees, consultants, directors and other service providers that receive options granted thereunder to benefit from a reduced tax rate in accordance with a new tax regime in Israel, commonly referred to as the "Tax Reform." Our Board of Directors has adopted the 2003 Plan, subject to approval from our shareholders at the Annual Meeting.

     We have reserved an aggregate of 200,000 Ordinary Shares for issuance under the 2003 Plan, subject to adjustments for stock splits and similar events.

     We believe that the approval of the 2003 Plan is essential to our ability to attract and retain employees and directors. In addition, stock options to be granted under the 2003 Plan to our eligible Israeli personnel will enable them to enjoy a reduced tax rate in accordance with the Tax Reform.

     Summary of the 2003 Plan

     The following is a summary of the principal features of the 2003 Plan. The following summary is qualified in its entirety by reference to the 2003 Plan, a copy of which is attached as Annex A hereto.

Purposes. The purpose of the 2003 Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or any subsidiary thereof, whether Israeli or non-Israeli, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2003 Plan is designed to allow the grantees to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961, or the Tax Ordinance, as applicable, and the rules and regulations promulgated thereunder or any other tax ruling provided by the tax authorities to the Company, or, with respect to non-Israeli grantees, the applicable laws relevant in the country of residency of such grantees.

Administration. The 2003 Plan is administered by our Board of Directors or, subject to the Companies Law, by a Share Incentive Committee appointed by our Board of Directors (collectively, the "Committee"). Subject to the terms of the 2003 Plan and applicable law, the Committee will have the power to determine the persons who will receive stock option awards, the terms and conditions of such stock option awards (such as vesting schedule and exercise price), adopt such provisions or rules as may be necessary or appropriate to permit eligible grantees who are not Israeli residents to participate in the 2003 Plan and/or to receive preferential tax treatment in their country of residence, and/or other matters as set forth in the 2003 Plan, including the making of certain tax elections in accordance with the Tax Ordinance. The interpretation and construction by the Committee of any provision of the 2003 Plan or of any option granted thereunder will be final and conclusive.

The Committee will also have full authority in its discretion to determine that the Company may issue, for the purposes of the 2003 Plan, previously issued Ordinary Shares that are held by the Company, from time to time, as dormant or treasury shares. If a stock option expires or otherwise cease to exist, all Ordinary Shares covering such stock option will again be available for grant and returned to the "pool" of Ordinary Shares reserved for issuance under the 2003 Plan.

Eligiblity. The Committee may grant stock options to any employee, former employee, director, consultant or contractor of the Company or any subsidiary thereof, except that grants to the Company's office holders will be subject to the approvals required under the Companies Law.

Exercise Price; Vesting. The exercise price and vesting schedule of options granted under the 2003 Plan are determined by the Committee, as specified in the grant letter issued by the Company to the grantee. The Committee will have full authority to determine any provisions regarding the acceleration of the vesting of any options or the cancellation of all or any portion of any restrictions with respect to any options upon certain events or occurrences, and to include such provisions in the grant letter.

Termination of Employment. In general, in the event that employment with the Company or one of its subsidiaries is terminated for any reason, then all the unvested options on the date of termination expire immediately. If the employment (i) is terminated as a result of death or disability, then the vested options will expire within 180 days following the termination date, (ii) is terminated for "cause" (such as due to breach of trust), then the vested options will terminate immediately, or (iii) is terminated for any other reason, then the vested options will expire within 30 days following the termination date. The same provisions generally apply to the service of directors and consultants. In certain circumstances, the Committee is authorized to deviate from the foregoing principles.

Adjustment upon Certain Events; Change of Control. If there is a change in capitalization, such as a stock dividend, stock split, combination or exchange of shares, recapitalization or any other similar event, which results in an increase or decrease in the number of issued and outstanding Ordinary Shares, an appropriate adjustment will be made to the exercise price of each outstanding option and the number of Ordinary Shares subject to each outstanding option. If the Company is liquidated or dissolved, each of the outstanding options on the date of such a dissolution or liquidation will generally terminate immediately prior to the effective date of such dissolution or liquidation.

Under the 2003 Plan, in general, in the event of a corporate transaction, such as the sale of all or substantially all of the Company's assets, disposition of at least 80% of the Company's outstanding securities, merger or other transaction that results in the Company not being the surviving corporation, or is the surviving corporation but the Ordinary Shares are converted or exchanged into other property whether in the form of securities, cash or otherwise (including, at the Committee's discretion, in the event of a corporate transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of a successor entity, or in which such consideration is solely cash or assets other than securities of a successor entity) the outstanding options on the date of the occurrence of any one of the foregoing events will generally be, at the discretion of the Committee, substituted for an option to purchase securities of the successor entity and/or be assumed by the successor entity, except that all options granted to directors and executive officers shall accelerate and become fully vested. Unless assumed by the successor entity, all outstanding options will terminate immediately following such transaction.

Transferability of Options. Options are generally not assignable or transferable, except by will or the laws of descent and distribution. In the event of death of grantees, options may be exercised within a prescribed period (see "Termination of Employment" above) by a person who acquires the right to exercise the options by bequest or inheritance.

Term. The 2003 Plan will terminate upon the earlier of (i) August 3, 2013 or
(ii) the termination of all outstanding options in connection with a corporate transaction. Options generally expire ten (10) years from the date of grant, unless earlier terminated in connection with termination of employment or service with us.

Amendment and Repricing. Our Board of Directors, subject to applicable law, can amend the terms of the 2003 Plan from time to time. However, our Board of Directors cannot amend the 2003 Plan to adversely affect the rights of option holders thereunder without the consent of such option holders. Without derogating from the foregoing, our Board of Directors may, without the approval of our shareholders, (i) expand the class of participants eligible to participate in the 2003 Plan; (ii) expand the types of options or awards provided under the 2003 Plan; and/or (iii) extend the duration of the 2003 Plan. Notwithstanding the aforesaid, our Board of Directors may, at its discretion, bring any of the above actions before the shareholders of the Company for their approval.

Subject to applicable law, the Committee may, without the approval of our shareholders, replace outstanding options with new options having a lower exercise price and containing such other terms and conditions as the Committee may prescribe in accordance with the 2003 Plan, or simply decrease the exercise price of outstanding options. The Committee may, at its discretion, bring such actions before the shareholders of the Company for their approval.

Certain Israeli Income Tax Consequences. Option grants to Israeli employees, directors and office holders, other than Controlling Shareholders (as such term is defined in the Tax Ordinance) under the 2003 Plan may be granted only under
Section 102, or Section 102 options, while options granted to Israeli contractors, consultants or Controlling Shareholders under the 2003 Plan may be granted only under Section 3(9) of the Tax Ordinance, or Section 3(9) options. In the event that options are granted under the 2003 Plan to a trustee designated by the Committee, which with respect to Section 102 options will be approved by the Israeli Commissioner of Income Tax (the "Trustee"), the Trustee is required to hold each such option and the Ordinary Shares issued upon exercise thereof in trust (the "Trust") for the benefit of the grantee in respect of whom such option was granted.

Section 3(9) options are deemed ordinary income of the grantee on the date of exercise of the option. The benefit to the grantee is calculated as the fair market value of the share on the exercise date less the exercise price. The Company will be required to withhold applicable tax, social security and national health insurance charges at source on behalf of the grantee, and may be required to pay social security and national health insurance charges.

Section 102 options are taxed on the date of sale of the underlying Ordinary Shares and/or the date of the release of the options or such underlying Ordinary Shares from the Trust (rather than on the exercise date of the options). The income of the grantee on such date is calculated as the fair market value of the share (or the actual sale price) less the exercise price of the option.

In the event that the Committee elects the Capital Gains Route for the taxation of Section 102 options then, provided such options (or the underlying Ordinary Shares) are held by the Trustee for a period of at least two years from the end of the tax year in which such options are granted, the gains derived from such options shall be classified as capital gains and the Company will not be required to pay or withhold any social security and national health insurance charges, but will not benefit from any recognized tax expense resulting from the grant of such awards. However, if the underlying Ordinary Shares are sold (or if the underlying Ordinary Shares or options are released from the Trust) prior to the lapse of such period, gains derived from such sale shall be deemed ordinary income, and the Company will be required to pay and withhold applicable social security and national health insurance payments, and the Company will not benefit from any recognized tax expense resulting from the grant of such awards. In addition, the Company will recognize a tax expense if the exercise price of an option award is less than the fair market value of the Ordinary Shares at the time of grant of the options, and only with respect to such amount (calculated as the average of the closing market price for the Company's Ordinary Shares for the 30 trading days preceding the grant of such award).

In the event that the Committee elects the Ordinary Income Route for the taxation of options granted under Section 102, then the gains derived from such options will be classified as ordinary income and the Company will be required to pay and withhold applicable social security and national health insurance payments, and the Company will benefit from a recognized tax expense resulting from the grant of such awards.

In August 2003, the Board of Directors of the Company elected the Capital Gains Route for the taxation of option awards that will be granted to Israeli personnel under the 2003 Plan pursuant to Section 102.

The foregoing is a brief summary of certain Israeli income tax consequences of the 2003 Plan to the Company and the optionees and is based on the current tax structure applicable to companies and optionees in Israel and does not purport to be complete. Reference should be made to the applicable provisions of the Tax Ordinance. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations. In particular, the summary does not discuss the tax implications or the provisions of the income tax laws of any non-Israeli jurisdiction.

     It is proposed that at the Annual Meeting the following Resolution be adopted:

     "RESOLVED, that the ECtel Ltd. 2003 Share Option Plan, attached as Annex A ("2003 Plan"), is hereby approved and adopted in all respects, including the reservation of an aggregate of 200,000 Ordinary Shares of the Company for the grant of options under the 2003 Plan."

     Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to approve this proposed Resolution.

     The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 5 - 2003 U.S. EMPLOYEE STOCK OPTION PLAN

     Background

     In accordance with the amended Nasdaq rules described in Item 4 above, we are asking our shareholders to also approve the adoption of our 2003 U.S. Employee Stock Option Plan (the "U.S. Plan"), so that we can use it to achieve the Company's compensation goals and, subject to applicable law, to enable eligible grantees to benefit from favorable U.S. federal income tax treatment of stock options that qualify as incentive stock options. Our Board of Directors has adopted the U.S. Plan, subject to approval from our shareholders at the Annual Meeting.

     We have reserved an aggregate of 50,000 Ordinary Shares for issuance under the U.S. Plan, subject to adjustments for stock splits and similar events.

     We believe that the approval of the U.S. Plan is essential to our ability to attract and retain officers and employees.

     Summary of the U.S. Plan

     The following is a summary of the principal features of the U.S. Plan. The following summary is qualified in its entirety by reference to the U.S. Plan, a copy of which is attached as Annex B hereto.

Purposes. The purpose of the U.S. Plan is to provide incentives to officers, employees and consultants of ECtel Inc., a Maryland corporation and a wholly owned subsidiary of the Company, and other non-Israeli subsidiaries of the Company, by providing them with opportunities to purchase Ordinary Shares of the Company. Our Board of Directors or the committee administering the U.S. Plan has the discretion to grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, referred to as the "Code," or nonqualified stock options.

Administration. The U.S. Plan is administered by our Board of Directors or, subject to the Companies Law, by a committee appointed by our Board of Directors (collectively, the "Committee"). Subject to the terms of the U.S. Plan and applicable law, the Committee will have the power to determine the persons who will receive stock option awards and the terms and conditions of such stock option awards (such as vesting schedule and exercise price). The interpretation and construction by the Committee of any provision of the U.S. Plan or of any option granted thereunder will be final and conclusive.

The Committee will also have full authority in its discretion to determine that the Company may issue, for the purposes of the U.S. Plan, previously issued Ordinary Shares that are held by the Company, from time to time, as dormant or treasury shares. If a stock option expires or otherwise cease to exist, all Ordinary Shares covering such stock option will again be available for grant and returned to the "pool" of Ordinary Shares reserved for issuance under the U.S. Plan.

Eligiblity. The Committee may grant stock options to any officer, director or consultant of the Company or its subsidiaries, provided that such person is not an employee of the Company resident in Israel and that incentive stock options will be granted only to employees of the Company or its subsidiaries. Grants of stock options to the Company's office holders will be subject to the approvals required under the Companies Law.

Exercise Price; Vesting; Term. The exercise price, vesting schedule and other terms and conditions of options granted under the U.S. Plan are determined by the Committee, as specified in an option agreement executed by the grantee. Unless determined otherwise by the Committee, fifty percent (50%) of the options will vest on each of the first and second anniversaries of the date of grant, so that the options will become fully vested on the first business day following the third anniversary of the date of grant. Similalry, the exercise price will be determined by the Committee, except that (i) in the case of an incentive stock option granted to any grantees other than ten-percent stockholders, the exercise price shall be no less than 100% of the fair market value of the Ordinary Shares on the date of the grant, (ii) in the case of an incentive stock option granted to any ten-percent stockholder, the exercise price shall be no less than 110% of the fair market value of the Ordinary Shares on the date of the grant, and (iii) in no event shall the exercise price be less than the nominal value of the Ordinary Shares.

Options granted under the U.S. Plan shall be for such term as the Committee shall determine, provided that (i) no incentive stock option shall be exercisable after the expiration of ten (10) years from the date of grant (five
(5) years in the case of an incentive stock option granted to a ten-percent stockholder) and (ii) no nonqualified stock option shall be exercisable after the expiration of ten (10) years and one (1) day from the date of grant.

Incentive Stock Option Limitation. In accordance with the Code, the U.S. Plan provides that the aggregate fair market value (determined as of the date of grant) of the Ordinary Shares with respect to which incentive stock options granted to a grantee are exercisable for the first time may not exceed $100,000 in any calendar year; provided, however, that any option designated as an incentive stock option under the U.S. Plan or any portion thereof that exceeds the foregoing limit or that is otherwise disqualified as an incentive stock option by operation of Section 422(d) or any other provision of the Code, shall be treated as a nonqualified stock option for purposes of the U.S. Plan.

Termination of Employment. In general, in the event that employment with the Company or one of its subsidiaries is terminated for any reason, then all the unvested options on the date of termination expire immediately. If the employment (i) is terminated as a result of death or disability then the grantee (or in the case of death, the estate or lawful successor) will have 30 days from the date on which such disability or estate are established to exercise the vested options, (ii) is terminated for "cause" (such as due to breach of trust), then the vested options will terminate immediately, or (iii) is terminated for any other reason, then the grantee will generally have two (2) weeks from such termination to exercise the vested options. However, if the grantee ceases to be a full-time employee and becomes a part-time employee, the vested options will be exercisable for a period of six (6) months following such cessation of the full-time employment, and will thereafter terminate. In certain circumstances, the Committee is authorized to deviate from the foregoing principles.

Adjustment upon Certain Events; Change of Control. If there is a change in capitalization, such as a stock dividend, stock split, combination or exchange of shares, recapitalization or any other similar event, which results in an increase or decrease in the number of issued and outstanding Ordinary Shares, an appropriate adjustment will be made to the exercise price of each outstanding option and the number of Ordinary Shares subject to each outstanding option. If the Company is liquidated or dissolved, each of the outstanding options on the date of such a dissolution or liquidation will generally terminate immediately prior to the effective date of such dissolution or liquidation.

Under the U.S. Plan, in general, in the event of a corporate transaction, such as the sale of all or substantially all of the Company's assets, disposition of at least 80% of the Company's outstanding securities, merger or other transaction that results in the Company not being the surviving corporation or is the surviving corporation but the Ordinary Shares are converted or exchanged into other property whether in the form of securities, cash or otherwise (including, at the Committee's discretion, in the event of a corporate transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of a successor entity, or in which such consideration is solely cash or assets other than securities of a successor entity), the outstanding options on the date of the occurrence of any one of the foregoing events will generally be, at the discretion of the Committee, substituted for an option to purchase securities of the successor entity and/or be assumed by the successor entity, except that all options granted to directors and executive officers shall accelerate and become fully vested. Unless assumed by the successor entity, all outstanding options will terminate immediately following such transaction.

Transferability of Options. Options are generally not assignable or transferable, except by will or the laws of descent and distribution. In the event of death of grantees, options may be exercised within a prescribed period (see "Termination of Employment" above) by a person who acquires the right to exercise the options by bequest or inheritance.

Term. The U.S. Plan will expire on August 3, 2013 (except for options outstanding on that date).

Amendment and Repricing. Our Board of Directors, subject to applicable law, can amend the terms of the U.S. Plan from time to time. However, our Board of Directors cannot amend the U.S. Plan to adversely affect the rights of option holders thereunder without the consent of such option holders. Our Board of Directors may, without the approval of our shareholders, (i) expand the class of participants eligible to participate in the U.S. Plan; (ii) expand the types of options or awards provided under the U.S. Plan; and/or (iii) extend the duration of the U.S. Plan. Notwithstanding the aforesaid, our Board of Directors may, at its discretion, bring any of the above actions before the shareholders of the Company for their approval.

Subject to applicable law, the Committee may, without the approval of our shareholders, replace outstanding options with new options having a lower exercise price and containing such other terms and conditions as the Committee may prescribe in accordance with the U.S. Plan, or decrease the exercise price of outstanding nonqualified options. The Committee may, at its discretion, bring such actions before the shareholders of the Company for their approval.

Certain U.S. Federal Income Tax Consequences.

Incentive Stock Options. The Code provides to optionees favorable federal income tax treatment of stock options that qualify as incentive stock options. If a stock option granted under the U.S. Plan is treated as an incentive stock option, the optionee will recognize no income upon grant of the stock option, and will recognize no income upon exercise of the stock option unless the "alternative minimum tax" rules imposed by Section 55 of the Code apply. We will generally not be allowed a deduction for U.S. federal tax purposes in connection with the exercise of an incentive stock option.

Upon the sale of the Ordinary Shares issued upon exercise of an incentive stock option at least two years after the grant of the stock option and one year after exercise of the stock option, referred to as the "statutory holding periods," any gain will be taxed to the optionee as long-term capital gain. If the statutory holding periods are not satisfied (i.e., the optionee makes a "disqualifying disposition"), the optionee will recognize compensation income equal to the excess, if any, of the lower of (1) the fair market value of the Ordinary Shares at the date of the stock option exercise, or (2) the sale price of the Ordinary Shares, over the option price. We are generally entitled to a tax deduction for U.S. federal tax purposes in an amount equal to the ordinary income recognized by the participant in connection with such sale or disposition. The employee's basis of the stock issued upon exercise of the option, referred to as the "option stock," will be increased by the amount of the compensation income recognized. Any further gain or loss recognized on a disqualifying disposition of the shares will be characterized as capital gain or loss.

Nonqualified Stock Options. Nonqualified stock options granted under the U.S. Plan will not qualify for any special tax benefits to the optionee. An optionee will generally not recognize any taxable income at the time he or she is granted a nonqualified option. Upon exercise of the stock option, the optionee will generally recognize compensation income for U.S. federal tax purposes measured by the excess, if any, of the then fair market value of the Ordinary Shares at the time of exercise over the exercise price. We are generally entitled to a tax deduction for U.S. federal tax purposes in an amount equal to the ordinary income recognized by the participant in connection with such exercise. The employee's basis of the option stock will be increased by the amount of the compensation income recognized. Upon the sale of the shares issued upon exercise of a nonqualified stock option, any further gain or loss recognized will generally be treated as capital gain or loss and will be treated as short-term capital gain or loss if the shares have been held less than one year.

The foregoing is a brief summary of certain U.S. federal income tax consequences of the U.S. Plan to the Company and the optionees and is based on the current tax structure applicable to companies and optionees in the U.S. and does not purport to be complete. Reference should be made to the applicable provisions of the Code. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations. In particular, the summary does not discuss the tax implications or the provisions of the income tax laws of any non-U.S. jurisdiction or U.S. state income tax.

Certain Israeli Income Tax Consequences to the Company. We currently do not expect to recognize, for Israeli tax purposes, tax deductions for expenses in connection with the grant and/or exercise of stock options granted to non-Israeli employees under the U.S. Plan.

The foregoing is a brief summary of certain Israeli income tax consequences of the U.S. Plan to the Company and is based on the current tax structure applicable to us in Israel and does not purport to be complete [and may be changed based on our tax and accounting elections in the future]. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations. In particular, the summary does not discuss the tax implications or the provisions of the income tax laws of any non-Israeli jurisdiction.

     It is proposed that at the Annual Meeting the following Resolution be adopted:

     "RESOLVED, that the ECtel Ltd. 2003 U.S. Employee Stock Option Plan ("U.S. Plan"), attached as Annex B, is hereby approved and adopted in all respects, including the reservation of an aggregate of 50,000 Ordinary Shares of the Company for the grant of options under the U.S. Plan."

     Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to approve this proposed Resolution.

The Board of Directors recommends a vote FOR approval of this proposed
Resolution.


ITEM 6 -   RE-APPOINTMENT OF AUDITORS

     It is proposed to reappoint Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, as our independent auditors until the next annual general meeting. Somekh-Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors. The shareholders will also be asked to authorize our board of directors to fix the compensation of the auditors, which will be authorized to delegate this authority to our audit committee.

     It is proposed that at the Annual Meeting the following Resolution be adopted:

     "RESOLVED, that Somekh-Chaikin be, and they hereby are, appointed as auditors of the Company until the next annual general meeting; and that the Board of Directors of the Company be, and hereby is, authorized to fix Somekh-Chaikin's remuneration or to delegate such authority to the Audit Committee thereof."

Required Vote

     The affirmative vote of the holders of a majority of the Ordinary Shares of the Company represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the said proposed Resolution.

     The Board of Directors recommends a vote FOR approval of this proposed Resolution.

                              SHAREHOLDER PROPOSALS

     All shareholder proposals that are intended to be presented at the 2004 Annual General Meeting must be received by the Company no later than March 31, 2004.

                                 OTHER BUSINESS

     The Board of Directors will present to the Annual Meeting the Audited Consolidated Financial Statements of the Company and its subsidiaries for the year ended December 31, 2002, a copy of which is attached hereto. Our Audited Consolidated Financial Statements are enclosed, but are not part of the proxy solicitation material.

     Other then set forth above, management knows of no business to be transacted at the Annual Meeting but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                           By Order of the Board of Directors,


                           HADAR SOLOMON
                           Vice-President, General Counsel & Corporate Secretary


Petah Tikva, Israel
Date: August 21, 2003

ANNEX A

                                   ECTEL LTD.

                             2003 SHARE OPTION PLAN

                               A. NAME AND PURPOSE

         1. Name: This plan, as amended from time to time, shall be known as "ECtel Ltd. 2003 Share Option Plan" (the "Plan").

         2. Purpose: The purpose and intent of the Plan is to provide incentives to employees, former employees, directors, consultants and contractors (both Israeli and non-Israeli) of ECtel Ltd., a company organized under the laws of the State of Israel, or any subsidiary thereof (the "Company"), by providing them with opportunities to purchase Ordinary Shares, nominal value of 0.04 New Israeli Shekel each of the Company (the "Shares"), pursuant to a plan approved by the Board of Directors of the Company (the "Board") which is designed to allow them to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961 (the "Ordinance"), as applicable, and the rules and regulations promulgated thereunder or any other tax ruling provided by the tax authorities to the Company, or with respect to non-Israeli Grantees (as such term is defined below), the applicable laws relevant in the country of residency of such Grantees .

                   B. GENERAL TERMS AND CONDITIONS OF THE PLAN

         3. Administration:

                  3.1 The Board may appoint a Share Incentive Committee, which will consist of such number of Directors of the Company, as may be fixed from time to time by the Board. The Board shall appoint the members of the committee, may from time to time remove members from, or add members to, the Committee and shall fill vacancies in the Committee however caused. The Plan will be administered by the Share Incentive Committee, or by the Board (including, but not limited to, actions which the Share Incentive Committee is not permitted to take according to Section 112 of the Companies Law, 1999 (the "Companies Law")) (collectively - the "Committee").

                  3.2 The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places, as it shall determine. Actions taken by a majority of the members of the Committee, at a meeting at which a majority of its members is present, or acts reduced to, or approved in, writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

                  3.3 Subject to the general terms and conditions of this Plan and applicable law, the Committee shall have the full authority in its discretion, from time to time and at any time to determine (i) the persons ("Grantees") to whom options to purchase Shares (the "Options") shall be granted, (ii) the number of Shares subject to each Option, (iii) the time or times at which the same shall be granted, (iv) the schedule and conditions on which such Options may be exercised and on which such Shares shall be paid for, (v) rules and provisions as may be necessary or appropriate to permit eligible Grantees who are not Israeli residents to participate in the Plan and/or to receive preferential tax treatment in their country of residence, with respect to the Options granted hereunder, and/or (vi) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan.

                  3.4 Subject to the general terms and conditions of the Plan and the Ordinance, the Committee shall have the full authority in its discretion, from time to time and at any time, to determine:

                     (a) with respect to the grant of 102 Options (as defined in Section 5.1(a)(i) below) - whether the Company shall elect the "Ordinary Income Route" under Section 102(b)(1) of the Ordinance (the "Ordinary Income Route") or the "Capital Gains Route" under Section 102(b)(2) of the Ordinance (the "Capital Gains Route") (each of the Ordinary Income Route or the Capital Gains Route - a "Taxation Route") for the grant of 102 Options, and the identity of the trustee who shall be granted such 102 Options in accordance with the provisions of this Plan and the then prevailing Taxation Route.

                           In the event the Committee determines that the
Company shall elect one of the Taxation Routes for the grant of 102 Options, the Company shall be entitled to change such election only following the lapse of one year from the end of the tax year in which 102 Options are first granted under the then prevailing Taxation Route; and

                     (b) with respect to the grant of 3(9) Options (as defined in Section 5.1(a)(ii) below) - whether or not 3(9) Options shall be granted to a trustee in accordance with the terms and conditions of this Plan, and the identity of the trustee who shall be granted such 3(9) Options in accordance with the provisions of this Plan.

                  3.5 Notwithstanding the aforesaid, the Committee may, from time to time and at any time, grant 102 Options that will not be subject to a Taxation Route, as detailed in Section 102(c) of the Ordinance ("102(c) Options").

                  3.6 The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan as it may deem necessary. No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Option granted thereunder.

                  3.7 The interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive and binding on all parties who have an interest in the Plan or any Option or Share issuance thereunder unless otherwise determined by the Board.

         4. Eligible Grantees:

                  4.1 The Committee, at its discretion, may grant Options to any employee, former employee, director, consultant or contractor of the Company. Anything in this Plan to the contrary notwithstanding, all grants of Options to office holders (i.e., "Nosei Misra", as such term is defined in the Companies
Law) shall be authorized and implemented only in accordance with the provisions of the Companies Law.

                  4.2 The grant of an Option to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant of options pursuant to this Plan or any other share option plan of the Company.

         5. Grant of Options, Issuance of Shares, Dividends and Shareholder
Rights:

                  5.1 Grant of Options and Issuance of Shares.

                     (a) Subject to the provisions of the Ordinance and applicable law,

                           (i) all grants of Options to employees, directors and
office holders of the Company, other than to a Controlling Shareholder of the Company (i.e., "Baal Shlita", as such term is defined in the Ordinance), shall be made only pursuant to the provisions of Section 102 of the Ordinance, the Income Tax Rules (Tax Relief in Issuance of Shares to Employees), 2003 ("102 Rules") and any other regulations, rulings, procedures or clarifications promulgated thereunder ("102 Options"), or any other section of the Income Tax Ordinance that will be relevant for such issuance in the future; and

                           (ii) all grants of Options to consultants,
contractors, former employees or Controlling Shareholders of the Company shall be made only pursuant to the provisions of Section 3(9) of the Ordinance and the rules and regulations promulgated thereunder ("3(9) Options"), or any other section of the Ordinance that will be relevant for such issuance in the future.

                           (iii) Notwithstanding the aforesaid in Sections
5.1(a)(i) and 5.1 (a)(ii), the Committee, at it discretion, may grant Options to any employee, former employee, director, consultant or contractor of the Company pursuant to the provisions of any tax ruling provided to the Company with respect to such Options by the Israeli Commissioner of Income Tax.

                     (b) Subject to Sections 7.1 and 7.2 hereof, the effective date of the grant of an Option (the "Date of Grant") shall be the date the Committee resolves to grant such Option, unless specified otherwise by the Committee in its determination relating to the award of such Option. The Committee shall promptly give the Grantee written notice (the "Notice of Grant") of the grant of an Option.

                     (c) Trust. In the event Options are granted under the Plan to a trustee designated by the Committee in accordance with the provisions of
Section 3.4 hereof and, with respect to 102 Options, approved by the Israeli Commissioner of Income Tax (the "Trustee"), the Trustee shall hold each such Option and the Shares issued upon exercise thereof in trust (the "Trust") for the benefit of the Grantee in respect of whom such Option was granted (the "Beneficial Grantee").

                     In accordance with Section 102, the tax benefits afforded to 102 Options (and any Shares received upon exercise thereof) in accordance with the Ordinary Income Route or Capital Gains Route, as applicable, shall be contingent upon the Trustee holding such 102 Options for a period of at least
(i) one year from the end of the tax year in which the 102 Options are granted, if the Company elects the Ordinary Income Route, or (ii) two years from the end of the tax year in which the 102 Options are granted, if the Company elects the Capital Gains Route, or (iii) such other period as shall be approved by the Israeli Commissioner of Income Tax (collectively the "Trust Period").

With respect to 102 Options granted to the Trustee, the following shall apply:

                           (i) A Grantee granted 102 Options shall not be
entitled to sell the Shares received upon exercise thereof (the "Exercised Shares") or to transfer such Exercised Shares (or such 102 Options) from the Trust prior to the lapse of the Trust Period;

                           (ii) Any and all rights issued in respect of the
Exercised Shares, including bonus shares but excluding cash dividends ("Rights"(, shall be issued to the Trustee and held thereby until the lapse of the Trust Period, and such Rights shall be subject to the Taxation Route which is applicable to such Exercised Shares.

                           (iii) Notwithstanding the aforesaid, Exercised Shares
or Rights may be sold or transferred, and the Trustee may release such Exercised Shares (or 102 Options) or Rights from Trust, prior to the lapse of the Trust Period, provided however, that tax is paid or withheld in accordance with
Section 102(b)(4) of the Ordinance and Section 7 of the 102 Rules.

                           (iv) All certificates representing Shares issued to
the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the Trust as herein provided.

                     (d) Subject to the terms hereof, at any time after the Options have vested, with respect to any Options or Shares the following shall apply: Upon the written request of any Beneficial Grantee, the Trustee shall release from the Trust the Options granted, and/or the Shares issued, on behalf of such Beneficial Grantee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Grantee, provided, however, that the Trustee shall not so release any such Options and/or Shares to such Beneficial Grantee unless the latter, prior to, or concurrently with, such release, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

                  5.2 Guarantee. In the event a 102(c) Option is granted to a Grantee who is an employee at the time of such grant, if the Grantee's employment is terminated, for any reason, such

Grantee shall provide the Company with a guarantee or collateral securing the payment of all taxes required to be paid upon the sale of the Exercised Shares received upon exercise of such 102(c) Option.

                  5.3 Dividend. All Shares issued upon the exercise of Options granted under the Plan shall entitle the Grantee thereof to receive dividends with respect thereto. For so long as Shares issued to the Trustee on behalf of a Beneficial Grantee are held in the Trust, the dividends paid or distributed with respect thereto shall be remitted to the Trustee for the benefit of such Beneficial Grantee or distributed directly to such Beneficial Grantee, as shall be solely determined by the Committee.

                  5.4 Shareholder Rights. The holder of an Option shall have no shareholder rights with respect to the Shares subject to such Option until such person shall have exercised the Option, paid the exercise price and become the record holder of the purchased Shares. Subject to the provisions of the Plan and the provisions of the Articles of Association of the Company, the Exercised Shares shall entitle the Grantee or Beneficial Grantee thereof to full shareholder rights (via the Trustee, if in Trust), including voting and dividend rights, with respect to such Exercised Shares.

         6. Reserved Shares: The total number of Shares that may be subject to Options granted under the Plan shall not exceed 200,000 in the aggregate, subject to adjustments as provided in Section 11 hereof. Without derogating from the foregoing, the Committee shall have full authority in its discretion to determine that the Company may issue, for the purposes of the Plan, previously issued Shares that are held by the Company, from time to time, as Dormant Shares (as such term is defined in the Companies Law). All Shares under the Plan, in respect of which the right hereunder of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan.

         7. Grant of Options:

                  7.1 The implementation of the Plan and the granting of any Option under the Plan shall be subject to the Company's procurement of all approvals and permits required by applicable law or regulatory authorities having jurisdiction over the Plan, the Options granted under it and the Shares issued pursuant to it.

                  7.2 The Notice of Grant shall state, inter alia, the number of Shares subject to each Option, the vesting schedule, the dates when the Options may be exercised, the exercise price, whether the Options granted thereby are 102 Options or 3(9) Options or other Options, and such other terms and conditions as the Committee at its discretion may prescribe, provided that they are consistent with this Plan. Each Notice of Grant evidencing a 102 Option shall, in addition, be subject to the provisions of the provisions of the Ordinance applicable to such Options.

                  7.3 Vesting. Without derogating from the rights and powers of the Committee under Section 7.3 hereof, unless otherwise specified by the Committee, the Options shall be for a term of ten (10) years. The Vesting Period pursuant to which the Options shall vest shall be determined by the Committee from time to time.

                     "Vesting Period" of an Option means, for the purpose of the Plan and its related instruments, the period between the Adoption Date (the "Adoption Date" for the purpose of this Plan means the Date of Grant or any other date determined by the Committee for a given grant of Options) and the date on which the holder of an Option may exercise the rights awarded pursuant to the terms of the Option.

                  7.4 Acceleration of Vesting. The Committee shall have full authority to determine any provisions regarding the acceleration of the Vesting Period of any Option or the cancellation of all or any portion of any outstanding restrictions with respect to any Option or Share upon certain events or occurrences, and to include such provisions in the Notice of Grant on such terms and conditions as the Committee shall deem appropriate.

                  7.5 Repricing. Subject to applicable law, the Committee shall have full authority to, at any time and from time to time, without the approval of the Shareholders of the Company, (i) grant in its discretion to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having an exercise price lower than provided in the Option so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan, or
(ii) effectuate a decrease in the Exercise Price (see Section 8 below) of outstanding Options. At the full discretion of the Committee such actions may be brought before the shareholders of the Company for their approval.

         8. Exercise Price: The exercise price per Share subject to each Option shall be determined by the Committee in its sole and absolute discretion, subject to applicable law.

         9. Exercise of Options:

                  9.1 Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of the Plan.

                  9.2 The exercise of an Option shall be made by a written notice of exercise (the "Notice of Exercise") delivered by the Grantee (or, with respect to Options held in the Trust, by the Trustee upon receipt of written instructions from the Beneficial Grantee) to the Company at its principal executive office, specifying the number of Shares to be purchased and accompanied by the payment therefor, and containing such other terms and conditions as the Committee shall prescribe from time to time.

                  9.3 Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, if any Option has not been exercised and the Shares subject thereto not paid for within ten (10) years after the Date of Grant (or any shorter period set forth in the Notice of Grant), such Option and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall ipso facto expire, and, in the event that in connection therewith any Options are still held in the Trust as aforesaid, the Trust with respect thereto shall ipso facto expire, and the Shares subject to such Options shall again be available for grant through Options under the Plan, as provided for in Section 6 herein.

                  9.4 Each payment for Shares shall be in respect of a whole number of Shares, and shall be effected in cash or by a bank's check payable to the order of the Company, or such other method of payment acceptable to the Company.

         10. Termination of Employment:

                  10.1 Employees. In the event that a Grantee who was an employee of the Company on the Date of Grant of any Options to him or her ceases, for any reason, to be employed by the Company (the "Cessation of Employment"), unless otherwise determined by the Committee, all Options theretofore granted to such Grantee when such Grantee was an employee of the Company shall terminate as follows:

                     (a) The date of the Grantee's Cessation of Employment shall be the date on which the employee-employer relationship between the Grantee and the Company ceases to exist (the "Date of the Cessation").

                     (b) All such Options which are not vested at the Date of Cessation shall terminate immediately.

                     (c) If the Grantee's Cessation of Employment is by reason of such Grantee's death or "Disability" (as hereinafter defined), such Options (to the extent vested at the Date of Cessation) shall be exercisable by the Grantee or the Grantee's guardian, legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution, at any time until 180 days from the Date of Cessation, and shall thereafter terminate.

                     For purposes hereof, "Disability" shall mean the inability to engage in any substantial gainful occupation for which the Grantee is suited by education, training or experience, by reason of any medically determinable physical or mental impairment which is expected to result in such person's death or to continue for a period of six (6) consecutive months or more.

                     (d) If the Grantee's Cessation of Employment is due to any reason other than those stated in Sections 10.1(c), 10.1(e) and 10.1(f) herein, such Options (to the extent vested at the Date of Cessation) shall be exercisable at any time until 30 days after the Date of Cessation, and shall thereafter terminate; provided, however, that if the Grantee dies within such period, such Options (to the extent vested at the Date of Cessation) shall be exercisable by the Grantee's legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution at any time until 180 days from the Date of Cessation, and shall thereafter terminate.

                     (e) Notwithstanding the aforesaid, if the Grantee's Cessation of Employment is due to (i) breach of the Grantee's duty of loyalty towards the Company, or (ii) breach of the Grantee's duty of care towards the Company, or (iii) the commission any flagrant criminal offense by the Grantee, or (iv) the commission of any act of fraud, embezzlement or dishonesty towards the Company by the Grantee, or (v) any unauthorized use or disclosure by the Grantee of confidential information or trade secrets of the Company, or (vi) any other intentional misconduct by the Grantee (by act or omission) adversely affecting the business or affairs of the Company in a material manner, or (vii) any act or omission by the Grantee which would allow for the termination of the Grantee's employment without severance pay, according to the Severance Pay Law, 1963, all the Options whether vested or not shall ipso facto expire immediately and be of no legal effect.

                     (f) If a Grantee retires, he shall, subject to the approval of the Committee, continue to enjoy such rights, if any, under the Plan and on such terms and conditions, with such limitations and subject to such requirements as the Committee in its discretion may determine.

                     (g) Whether the Cessation of Employment of a particular Grantee is by reason of "Disability" for the purposes of paragraph 10.1(c) hereof or by virtue of "retirement" for purposes of paragraph 10.1(f) hereof, or is a termination of employment other than by reason of such Disability or retirement, or is for reasons as set forth in paragraph 10.1(e) hereof, shall be finally and conclusively determined by the Committee in its absolute discretion.

                     (h) Notwithstanding the aforesaid, under no circumstances shall any Option be exercisable after the specified expiration of the term of such Option.

                  10.2 Directors, Consultants and Contractors. In the event that a Grantee, who is a director, consultant or contractor of the Company, ceases, for any reason, to serve as such, the provisions of Sections 10.1(b), 10.1(c), 10.1(d), 10.1(e), 10.1(g) and 10.2(h) above shall apply, mutatis mutandis. For the purposes of this Section 10.2, "Date of Cessation" shall mean:

                     (a) with respect to directors - the date on which a director submits notice of resignation from the Board or the date on which the shareholders of the Company remove such director from the Board; and

                     (b) with respect to consultants and contractors - the date on which the consulting or contractor agreement between such consultant or contractor, as applicable, and the Company expires or the date on which either of the parties to such agreement sends the other notice of its intention to terminate said agreement.

                  10.3 Notwithstanding the foregoing provisions of this Section 10, the Committee shall have the discretion, exercisable either at the time an Option is granted or thereafter, to:

                     (a) extend the period of time for which the Option is to remain exercisable following the Date of Cessation to such greater period of time as the Committee shall deem appropriate, but in no event beyond the specified expiration of the term of the Option;

                     (b) permit the Option to be exercised, during the applicable exercise period following the Date of Cessation, not only with respect to the number of Shares for which such Option is exercisable at the Date of Cessation but also with respect to one or more additional installments in which the Grantee would have vested under the Option had the Grantee continued in the employ or service of the Company.

         11. Adjustments, Liquidation and Corporate Transaction:

                  11.1 Definitions:

                     "Corporate Transaction" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

                           (i) a sale or other disposition of all or
substantially all, as determined by the Board in its discretion, of the consolidated assets of the Company and its subsidiaries;

                           (ii) a sale or other disposition of at least eighty
percent (80%) of the outstanding securities of the Company;

                           (iii) a merger, consolidation or similar transaction
following which the Company is not the surviving corporation; or

                           (iv) a merger, consolidation or similar transaction
following which the Company is the surviving corporation but the Ordinary Shares of the Company outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

                  11.2 Adjustments. Subject to any required action by the shareholders of the Company, the number of Shares subject to each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Shares subject to each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares or the payment of a stock dividend (bonus shares) with respect to the Shares or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

                  11.3 Liquidation. Unless otherwise provided by the Board, in the event of the proposed dissolution or liquidation of the Company, all outstanding Options will terminate immediately prior to the consummation of such proposed action. In such case, the Committee may declare that any Option shall terminate as of a date fixed by the Committee and give each Grantee the right to exercise his Option, including any Option which would not otherwise be exercisable.

                  11.4 Corporate Transaction.

                     (a) In the event of a Corporate Transaction, immediately prior to the effective date of such Corporate Transaction, each Option may, at the sole and absolute discretion of the Committee, either:

                           (i) be substituted for an option to purchase
securities of any successor entity (the "Successor Entity Option") such that the Grantee may exercise the Successor Entity Option for such number and class of securities of the successor entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; and/or

                           (ii) be assumed by any successor entity such that the
Grantee may exercise the Option for such number and class of securities of the successor entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction.

In the event of a clause (i) or clause (ii) action, appropriate adjustments shall be made to the exercise price per Share to reflect such action.

                     (b) Immediately following the consummation of the Corporate Transaction, all outstanding Options shall terminate and cease to be outstanding, except to the extent assumed by a successor entity.

                     (c) Notwithstanding the aforementioned in Section 7.4 above, ten (10) days prior to the effective date of the Corporate Transaction, all Options granted under the plan to Directors and executive officers, notwithstanding the Vesting Period of such Options, subject to closing of said transaction shall vest in full and become fully exercisable.

                     (d) Notwithstanding the foregoing, and without derogating from the power of the Committee pursuant to the provisions of this Plan, the Committee shall have full authority and sole discretion to determine that any of the provisions of Sections 11.4(a)(i) and/or 11.4(a)(ii) above shall apply in the event of a Corporate Transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of a successor entity, or in which such consideration is solely cash or assets other than securities of a successor entity.

                  11.5 Sale. Subject to any provision in the Article of Association of the Company, in the event that all or substantially all of the issued and outstanding share capital of the Company is to be sold (the "Sale"), each Grantee shall be obligated to participate in the Sale and sell his or her

Shares and/or Options in the Company, provided, however, that each such Share or Option shall be sold at a price equal to that of any other Share sold under the Sale (minus the applicable exercise price), while accounting for changes in such price due to the respective terms of any such Option, and subject to the absolute discretion of the Board.

                     With respect to Shares held in Trust the following procedure will be applied: The Trustee will transfer the Shares held in Trust and sign any document in order to effectuate the transfer of Shares, including share transfer deeds, provided however, that the Trustee receives a notice from the Board, specifying that: (i) all or substantially all of the issued outstanding share capital of the Company is to be sold, and therefore the Trustee is obligated to transfer the Shares held in Trust; (ii) the Company is obligated to withhold at the source all taxes required to be paid upon release of the Shares from the Trust and to provide the Trustee with evidence, satisfactory to the Trustee, that such taxes indeed have been paid; (iii) the Company is obligated to transfer the consideration for the Shares directly to the Grantees.

                  11.6 The grant of Options under the Plan shall in no way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

         12. Limitations on Transfer: No Option shall be assignable or transferable by the Grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the Grantee only by such Grantee or by such Grantee's guardian or legal representative. The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.

         13.      Term and Amendment of the Plan:

                  13.1 The Plan was adopted by the Board on August 3, 2003. The Plan shall terminate upon the earliest of (i) the expiration of the ten
(10)-year period measured from the date the Plan was adopted by the Board, or
(ii) the termination of all outstanding Options in connection with a Corporate Transaction. All Options outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the Plan and the documents evidencing such Options.

                  13.2 Subject to applicable laws, the Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect any rights and obligations with respect to Options at the time outstanding under the Plan, unless the Grantee consents to such amendment or modification.

                  13.3 Without derogating from the foregoing, the Board in its discretion may, at any time and from time to time, without the approval of the Shareholders of the Company, (i) expand of the class of participants eligible to participate in the Plan; and/or (ii) expand the types of options or awards provided under the Plan and/or (iii) extend the duration of the Plan. Notwithstanding the aforesaid, at the full discretion of the Board any of the above actions may be brought before the shareholders of the Company for their approval.

         14. Withholding and Tax Consequences: The Company's obligation to deliver Shares upon the exercise of any Options granted under the Plan shall be subject to the satisfaction of all applicable income tax and other compulsory payments withholding requirements. All tax consequences and obligations regarding any other compulsory payments arising from the grant or exercise of any Option, from the payment for, or the subsequent disposition of, Shares subject thereto or from any other event or act (of the Company, of the Trustee or of the Grantee) hereunder, shall be borne solely by the Grantee, and the Grantee shall indemnify the Company and/or the Trustee, as applicable, and hold them harmless against and from any and all liability for any such tax or other compulsory payment, or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax or other compulsory payment from any payment made to the Grantee.

         15.      Miscellaneous:

                  15.1 Continuance of Employment. Neither the Plan nor the grant of an Option thereunder shall impose any obligation on the Company to continue the employment or service of any Grantee. Nothing in the Plan or in any Option granted thereunder shall confer upon any Grantee any right to continue in the employ or service of the Company for any period of specific duration, or interfere with or otherwise restrict in any way the right of the Company to terminate such employment or service at any time, for any reason, with or without cause.

                  15.2 Requirement of Law. Notwithstanding anything to the contrary in this Plan, the grant of Options and the issuance of Shares under the Plan to Grantees who are non-Israeli residents, shall not be governed by Section 102 or Section 3(9) and shall be subject to all applicable laws, rules and regulations, and to such approvals as may be required by any governmental agency of the country of residence of such Grantees.

                  15.3 Governing Law. The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

                  15.4 Use of Funds. Any proceeds received by the Company from the sale of Shares pursuant to the exercise of Options granted under the Plan shall be used for general corporate purposes of the Company.

                  15.5 Multiple Agreements. The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee. The grant of multiple Options may be evidenced by a single Notice of Grant or multiple Notices of Grant, as determined by the Committee.

                  15.6 Non-Exclusivity of the Plan. The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

ANNEX B

                                   ECtel LTD.

                      2003 U.S. EMPLOYEE STOCK OPTION PLAN


                               A. NAME AND PURPOSE

         1. Name and Purpose: ECtel Ltd. sponsors this plan, as amended from time to time, which shall be known as the "ECtel Ltd. 2003 U.S. Employee Stock Option Plan" (the "Plan"). The purpose and intent of the Plan is to provide incentives to officers, employees and consultants of ECtel Inc. and other non-Israeli subsidiaries of ECtel Ltd. (hereinafter, together with their subsidiaries, the "Companies") by providing them with opportunities to purchase Ordinary Shares, nominal value 0.04 New Israeli Shekels each ("Shares"), of the parent company of the Companies, ECtel Ltd. (the "Parent").

         2.  Definitions:

             2.1 "Code" means the Internal Revenue Code of 1986, as amended.

             2.2 "Incentive Stock Option" means an "incentive stock option" within the meaning of Section 422 of the Code.

             2.3 "Nonqualified Stock Option" means an Option that is not an Incentive Stock Option.

             2.4 "Ten-Percent Stockholder" means an Eligible Grantee, who, at the time an Incentive Stock Option is to be granted to such Eligible Grantee, owns (within the meaning of Section 422(b)(6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, a parent or a subsidiary within the meaning of Sections 424(e) and 424(f), respectively, of the Code.

                   B. GENERAL TERMS AND CONDITIONS OF THE PLAN

         3.  Administration:

             3.1 The Board of Directors of the Parent may appoint a Share Incentive Committee, which will consist of such number of Directors of the Parent, as may be fixed from time to time by the Board. The Board shall appoint the members of the committee, may from time to time remove members from, or add members to, the Committee and shall fill vacancies in the Committee however caused. The Plan will be administered by the Share Incentive Committee, or by the Board (including, but not limited to, actions which the Share Incentive Committee is not permitted to take according to Section 112 of the Companies Law, 1999 (the "Companies Law")) (collectively - the "Committee").

             3.2 The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. Actions taken by a majority of the members of the Committee, at a meeting at which a majority of its members is present, or acts reduced to or approved in writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

             3.3 Subject to the general terms and conditions of this Plan, the Committee shall have the full authority in its sole and absolute discretion, from time to time and at any time, to determine (i) the persons ("Grantees") to whom options to purchase Shares ("Option(s)") shall be granted, (ii) the number of Shares to be covered by each Option, (iii) the time or times at which the same shall be granted, (iv) the price, vesting schedule and conditions on which such Options may be exercised and on which such Shares shall be paid for, and/or
(v) interpret or construe the Plan or make determinations with respect to any other matter which is necessary or desirable for, or incidental to, the administration of the Plan. In determining the number of Shares covered by the Option to be granted to each Grantee, the Committee may consider, among other things, the Grantee's salary and the duration of the Grantee's employment by the Parent.

             3.4 The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan as it may deem necessary. No member of the Board or of the Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Option granted thereunder.

             3.5 The interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive unless otherwise determined by the Board, in which event the Board's determination shall be final and conclusive.

         4. Eligible Grantees: The Committee, at its discretion, may grant Options to any officer, director or consultant of the Parent or its subsidiaries, provided that such person is not an employee of the Parent resident in Israel; and provided, however, that Incentive Stock Options shall be granted only to employees of the Parent or its subsidiaries. Anything in this Plan to the contrary notwithstanding, all grants of Options to Directors and Office Holders - "Nosei Misra" - as such term is defined in the Israeli Companies Law - 1999, as amended from time to time (the "Companies Law") - shall be authorized and implemented only in accordance with the provisions of the Companies Law. The grant of an Option to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant of options pursuant to this Plan or any other stock option plan of the Parent.

         5. Grant of Options and Issuance of Shares: Subject to any applicable law, the effective date of the grant of an Option (the "Date of Grant") shall be the date specified by the Committee in its determination relating to the award of such Option. The Committee shall promptly give the Grantee written notice of the grant of an Option, and the Grantee shall execute an agreement evidencing such grant and the rights and obligations of the Grantee and the Company with respect to such Option Agreement (the "Option Agreement").

         6. Reserved Shares: The total number of Shares that may be subject to Options granted under the Plan shall not exceed 50,000 in the aggregate, subject to adjustments as provided in Section 11 hereof. Without derogating from the foregoing, the Committee shall have full authority in its discretion to determine that the Parent may issue, for the purposes of this Plan, previously issued Shares that are held by the Parent, from time to time, as Dormant Shares (as such term is defined in the Companies Law).. All Shares under the Plan, in respect of which the right hereunder of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan.

         7.  Grant of Options:

             7.1 The Committee in its discretion may award to Grantees Options to purchase Shares in the Parent available under the Plan.

             7.2 The Option Agreement shall state, inter alia, the number of Shares covered thereby, the dates when the Option may be exercised, the exercise price, and such other terms and conditions as the Committee at its discretion may prescribe, provided that they are consistent with this Plan.

             7.3 Options granted thereunder shall be for such term as the Committee shall determine, provided that (i) no Incentive Stock Option shall be exercisable after the expiration of ten (10) years from the date it is granted (five (5) years in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder) and (ii) no Nonqualified Stock Option shall be exercisable after the expiration of ten (10) years and one (1) day from the date it is granted. The Committee may, subsequent to the granting of any Option, extend the term thereof but in no event shall the term as so extended exceed the maximum term provided for in the preceding sentence.

             7.4 The schedule pursuant to which such Options shall vest, and the Grantee shall be entitled to pay for, and acquire, the Shares, shall be determined by the Committee at its sole discretion. Unless determined otherwise by the Committee, the schedule pursuant to which such Options shall vest, and the Grantee thereof shall be entitled to pay for and acquire the Shares, shall be such that the Options shall be fully vested on the first business day following the passing of three (3) years from the Date of Grant (the "Vesting Period") as follows: fifty percent (50%) of such Options shall vest on each of the first and second anniversaries of the Date of Grant. Vesting period of an Option means, for the purpose of the Plan and its related instruments, the period between the Date of Grant and the date on which the holder of an Option may exercise the rights awarded pursuant to terms of the Option. Vesting of Options granted hereunder will continue only during periods while the employer-employee or other service provider relationship exists between the relevant Company and the Grantee, as the case may be. For the purposes of this paragraph 7.4, the employer-employee or other service-provider relationship will not be deemed to exist with regard to periods during which the Grantee is on an unpaid leave of absence from the Company.

         8. Exercise Price: The exercise price per Share covered by each Option shall be determined by the Committee in its sole and absolute discretion; provided, however:

             8.1 In the case of an Incentive Stock Option granted to any Eligible Grantee other than a Ten-Percent Stockholder, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of the grant.

             8.2 In the case of an Incentive Stock Option granted to any Ten-Percent Stockholder, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of the grant.

             8.3 In no event shall the exercise price of an Option be less than the nominal value of the Shares into which such Option is exercisable.

             8.4 Repricing: Subject to applicable law, the Committee shall have full authority to, at any time and from time to time, without the approval of the shareholders of the Parent, (i) grant, in its discretion, to the holder of an outstanding Incentive Stock Option and/or Nonqualified Stock Option, in exchange for the surrender and cancellation of such Option, a new Option having an exercise price lower than provided in the Option so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan, or (ii) effectuate a decrease in the Exercise Price of outstanding Nonqualified Stock Option as provided in Section
8.5 below. At the full discretion of the Committee, such actions may be brought before the shareholders of the Parent for their approval.


             8.5 Subject to the foregoing, the Committee may reduce the exercise price of any outstanding Nonqualified Stock Option. In the event of such amendment, the Date of Grant of such Option shall thereafter be considered to be the date of such amendment; provided, however, that for purposes of vesting, the Option shall continue to be exercisable based on the terms set forth in the original Option Agreement.

             8.6 For the purposes hereof, "Fair Market Value" on any date shall be the last sale price reported for the Shares on NASDAQ National Market System ("NMS") on such date or on the last day preceding such date on which a sale was reported.

             8.7 Notwithstanding any other provision of the Plan to the contrary, the aggregate Fair Market Value (determined as of the date of grant) of the Shares with respect to which Incentive Stock Options granted to a Grantee by the Parent or any parent or subsidiary of the Parent are exercisable for the first time shall not exceed $100,000 in any calendar year; provided, however, that any Option designated as an Incentive Stock Option under the Plan or any portion thereof that exceeds the foregoing limit or that is otherwise disqualified as an incentive stock option by operation of Section 422(d) or any other provision of the Code, shall be treated as a Nonqualified Stock Option for purposes of the Plan.

         9.  Exercise of Options:

             9.1 Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of this Plan and the Option Agreement.

             9.2 The exercise of an Option shall be made by a written notice of exercise (the "Notice of Exercise") delivered by the Grantee to the Parent at its principal executive office, specifying the number of Shares to be purchased and accompanied by the payment therefor, and containing such other terms and conditions as the Committee shall prescribe from time to time. An Option may be exercised in whole or in part to the extent exercisable under the Plan and Option Agreement.

             9.3 Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, if any Option has not been exercised and the Shares covered thereby not paid for within ten (10) years after the Date of Grant (or any shorter period set forth in the Option Agreement), such Option and the right to acquire such Shares shall terminate, and all interests and rights of the Grantee in and to the same shall ipso facto expire.

             9.4 Each payment for Shares shall be in respect of a whole number of Shares, and shall be effected in cash or by a cashier's check payable to the order of the Parent, or such other method of payment acceptable to the Parent.

         10. Termination of Employment:

             10.1 In the event that a Grantee ceases, for any reason, to be employed by the Companies, all Options theretofore granted to such Grantee shall terminate as follows, subject to the provisions of 7.4 above and 11.3 below:

                  (a) All Options which are not vested and not exercisable at the time of the cessation of employment shall terminate immediately.

                  (b) If the Grantee ceases to be employed by reason of such Grantee's death or "Disability" (as hereinafter defined), such Options (to the extent exercisable at the time of the Grantee's cessation of employment) shall be exercisable by the Grantee, Grantee's legal representative, estate or other person to whom the Grantee's rights are transferred by will or by laws of descent or distribution (the "Estate") at any time until thirty (30) days after such Grantee's Disability has been established, or after the Estate has been legally established (but in no event after the expiration date of such Option), and shall thereafter terminate. In the event of Disability, the Committee will be authorized, at its sole discretion, to decide that the said exercise period is extended, with or without being subject to additional terms or restrictions (except that to the extent that the Grantee holds Incentive Stock Options, the Committee will not extend such term for more than one year after such Grantee's Disability has been established). For purposes hereof, Disability shall mean a physical or mental impairment constituting a permanent and total disability within the meaning of Section 22(e)(3) of the Code.

                  (c) If the Grantee ceases to be employed for any other reason, such Options (to the extent exercisable at the time of the Grantee's termination of employment) shall be exercisable at any time until the two (2) weeks from the termination of the Employee's employment (but in no event after the expiration date of such Option), and shall thereafter terminate. For the purposes of this
Section 10.1(c), the date of termination of employment shall be the date on which the termination notice is sent to the Grantee, or the date on which the resignation notice is sent to the employer, as the case may be, regardless of the actual date of cessation of work.

                  (d) Notwithstanding the aforesaid in Section 10.1(c) above, if the Grantee's termination of employment is due to (i) breach of the Grantee's fiduciary duties towards any of the Companies, or (ii) breach of the Grantee's duty of care towards any of the Companies, or (iii) the Grantee has committed any fellony, or (iv) the Grantee has committed a fraudulent act towards any of the Companies, or (v) the Grantee caused intentionally, by act or omission, any material financial damage to any of the Companies, all the Options whether vested or not shall ipso facto expire immediately and be of no legal effect. For the purposes of this Section 10.1(d), the date of termination of employment shall be the date on which the termination notice is sent to the Grantee, or the date on which the resignation notice is sent to the employer, as the case may be, regardless of the actual date of cessation of work.

                  (e) Notwithstanding the aforesaid, if the Grantee ceases to be a full-time employee of any of the Companies and becomes a part-time employee, such Options (to the extent exercisable at the time the Grantee ceases to be a full-time employee of any of the Companies) shall be exercisable for a period of six (6) months following such cessation of the full-time employment, and shall thereafter terminate. All Options that are not vested at the time of cessation of the full-time employment shall ipso facto expire and be of no legal effect.

                  (f) If a Grantee should retire (as such term is defined by the Committee at its sole and absolute discretion), he shall, subject to the approval of the Committee, continue to enjoy such rights, if any, under the Plan and on such terms and conditions, with such limitations and subject to such requirements as the Committee in its discretion may determine.

             10.2 Whether the cessation of employment of a particular Grantee is for reason of "Disability" for the purposes of paragraph 10.1(b) hereof or by virtue of "retirement" for purposes of paragraph 10.1(f) hereof, or is a termination of employment other than by reason of such Disability or retirement, or is for reasons as set forth in paragraph 10.1(d) hereof, shall be finally and conclusively determined by the Committee in its absolute discretion.

             10.3 Notwithstanding the foregoing provisions of Section 10.1, the Committee may provide, either at the time an Option is granted or thereafter, that such Option may be exercised after the periods provided for in Section 10.1, but in no event beyond the term of the Option.

         11. Adjustment Upon Changes in Capitalization

             11.1 Subject to any required action by the shareholders of the Parent, the number of Shares covered by each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Shares covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares or the payment of a stock dividend (bonus shares) with respect to the Shares or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Parent; provided, however, that conversion of any convertible securities of the Parent shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made in the sole and absolute discretion of the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Parent of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

             11.2 Any such adjustment in the Shares or other securities subject to outstanding Incentive Stock Options (including any adjustments in the purchase price) shall be made in such manner as not to constitute a modification as defined by Section 424 (h) (3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code.

             11.3 In the event of the proposed dissolution or liquidation of the Parent, the Committee shall notify each Grantee at lease fifteen (15) days prior to such proposed action. To the extent it has not been previously exercised, each Option will terminate immediately prior to the consummation of such proposed action.

             11.4 (a) In the event of a Corporate Transaction (as defined below), immediately prior to the effective date of such Corporate Transaction, each Option may, at the sole and absolute discretion of the Committee, either:

                  (i) be substituted for options to purchase securities of any successor entity (the "Successor Entity Option") such that the Grantee may exercise the Successor Entity Option for such number and class of securities of the successor entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; and/or

                  (ii) be assumed by the successor entity such that the Grantee may exercise the Options for such number and class of securities of the successor entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction.

In the event of a clause (i) or clause (ii) action, appropriate adjustments shall be made to the exercise price per Share to reflect such action.

             (b) Immediately following the consummation of the Corporate Transaction, all outstanding Options shall terminate and cease to be outstanding, except to the extent assumed by a successor entity.

             (c) Notwithstanding the aforementioned in Section 7.4 above, ten
(10) days prior to the effective date of the Corporate Transaction, all Options granted under the plan to directors and executive officers of Parent, notwithstanding the Vesting Period of such Options, subject to closing of said transaction, shall vest in full and become fully exercisable.

             (d) Notwithstanding the foregoing, and without derogating from the power of the Committee pursuant to the provisions of this Plan, the Committee shall have full authority and sole discretion to determine that any of the provisions of Sections 11.4(a)(i) and/or 11.4(a)(ii) above shall apply in the event of a Corporate Transaction in which the consideration received by the shareholders of the Parent is not solely comprised of securities of a successor entity, or in which such consideration is solely cash or assets other than securities of a successor entity.

             (e) "Corporate Transaction" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

                  (i) a sale or other disposition of all or substantially all, as determined by the Board in its discretion, of the consolidated assets of the Parent and its subsidiaries;

                  (ii) a sale or other disposition of at least eighty percent (80%) of the outstanding securities of the Parent;

                  (iii) a merger, consolidation or similar transaction following which the Parent is not the surviving corporation; or

                  (iv) a merger, consolidation or similar transaction following which the Parent is the surviving corporation but the Ordinary Shares of the Parent outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

             11.5 Subject to any provision in the Article of Association of the Parent, in the event that all or substantially all of the issued and outstanding share capital of the Parent is to be sold (the "Sale"), each Grantee shall be obligated to participate in the Sale and sell his or her Shares and/or Options in the Company, provided, however, that each such Share or Option shall be sold at a price equal to that of any other Share sold under the Sale (minus the applicable exercise price), while accounting for changes in such price due to the respective terms of any such Option, and subject to the absolute discretion of the Board.

         12. Non-Transferability

             No Option shall be assignable or transferable by the Grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the Grantee only by such Grantee or by such Grantee's guardian or legal representative. The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.

         13. Term and Amendment of the Plan:

             13.1 The Plan shall expire on August 3, 2013 (except as to Options outstanding on that date).

             13.2 Subject to applicable laws, the Board in its discretion may, at any time and from time to time, without the approval of the Shareholders of the Parent terminate or amend the Plan in any respect and without derogating from the aforesaid, the Board may (i) expand of the class of participants eligible to participate in the Plan; and/or (ii) expand the types of options or awards provided under the Plan and/or (iii) extend the duration of the Plan. Notwithstanding the aforesaid, at the full discretion of the Board any of the above actions may be brought before the shareholders of the Parent for their approval.

             In no event may any action to amend or terminate the Plan of the Parent alter or impair the rights of a Grantee, without his consent, under any Option previously granted to him.


         14. Tax Consequences: All tax consequences arising from the grant or exercise of any Option, from the payment for, or the subsequent disposition of, Shares covered thereby or from any other event or act (of the Parent or the Grantee) hereunder, shall be borne solely by the Grantee, and the Grantee shall indemnify the Parent and hold it harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.

         15. Restricted Stock:

             15.1 The Shares issuable upon exercise of the Options granted herein will be "restricted securities" under the Securities Act of 1933 and the regulations promulgated hereunder (the "Act") and may not be resold absent registration under the Act or an available exemption thereunder. In the event that an owner of Shares issued pursuant to this Plan effects a sale or transfer of such Shares under an available exemption under the Act, such owner shall, before effecting such sale or transfer, (i) notify the Parent in writing of the proposed disposition and the name of the proposed transferees, (ii) furnish the Parent with an opinion of counsel satisfactory in form and content to the Parent, and (iii) furnish the Parent with an agreement in writing from the transferee pursuant to which such transferee agrees to be bound by the provisions contained herein and in the Option Agreement, or (iv) the Parent shall have waived, expressly and in writing, its rights under clauses (i), (ii) and (iii) of this subsection.

             15.2 The Shares issuable upon exercise of the Options granted herein, once any such Option is exercised and the Shares issued, will be subject to a lock-up for 180 days (or for such longer period as may be requested by the Parent's underwriter or underwriters) following the date immediately subsequent to the first date of the effectiveness of the first underwritten public offering of any of the Parent's securities. In connection with any subsequent underwritten public offering of the Parent's securities, the Shares issuable upon exercise of the Options granted herein, once any such Option is exercised and the Shares issued, will be subject to a lock-up for 120 days (or such longer period as may be requested by the Parent's underwriter or underwriters) following the date immediately subsequent to the first date of the effectiveness of such public offering. During such periods, if the owner of the option Shares is not participating in such public offering, the owner of the option Shares will not be allowed to sell or transfer, or offer to sell or transfer, any Shares without the prior written consent of the Parent's underwriter or underwriters.

         16. Miscellaneous:

             16.1 Continuance of Employment: Neither the Plan nor the grant of an Option thereunder shall impose any obligation on the Parent to continue the employment of any Grantee, and nothing in the Plan or in any Option granted pursuant thereto shall confer upon any Grantee any right to continue in the employ of the Parent, or restrict the right of the Parent to terminate such employment at any time.

             16.2 Governing Law; Regulations and Approvals:

                  16.2.1 The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

                  16.2.2 The obligation of the Parent to sell or deliver Shares with respect to Options granted under the Plan shall be subject to all applicable laws, rules and regulations and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

                  16.2.3 Subject to Section 9, the Board may make such changes as may be necessary or appropriate to comply with the rules and regulations of any government authority or to obtain for Optionees granted Incentive Stock Options the tax benefits under the applicable provisions of the Code and regulations promulgated thereunder.

                  16.2.4 Each Option is subject to the requirement that, if at any time the Committee determines, in its absolute discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or the issuance of Shares, no Options shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions that are not acceptable to the Committee.

                  16.3 Application of Funds: The proceeds received by the Parent from the sale of Shares pursuant to Options granted under the Plan will be used for general corporate purposes of the Parent.

                  16.4 Multiple Agreements: The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time. The Committee may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee. The grant of multiple Options may be evidenced by a single Option Agreement or multiple Option Agreements, as determined by the Committee.

                  16.5 Non-Exclusivity of the Plan: The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

                   16.6 Withholding of Taxes: The Parent shall have the right to deduct from any payment of cash to any Optionee an amount equal to the income taxes and other amounts required by law to be withheld with respect to any Option. Notwithstanding anything to the contrary contained herein, if an Optionee is entitled to receive Shares upon exercise of an Option, the Parent shall have the right to require such Optionee, prior to the delivery of such Shares, to pay to the Parent the amount of any income taxes and other amounts that the Parent is required by law to withhold. With respect to any Incentive Stock Options granted under this Plan, if the Optionee makes a disposition, within the meaning of Section 424(c) of the Code and regulations promulgated thereunder, of any Share or Shares issued to such Optionee pursuant to such Optionee's exercise of the Incentive Stock Option, and such disposition occurs within the two-year period commencing on the day after the date of grant of such Option or within the one-year period commencing on the day after the date of issuance of the Share or Shares to the Optionee pursuant to the exercise of such Option, such Optionee shall, within ten (10) days of such disposition, notify the Parent thereof and thereafter immediately deliver to the Parent any amount of income taxes and other amounts that the Parent informs the Optionee the Parent is required to withhold.

ECtel Ltd.
43 HASIVIM STREET
PETAH TIKVA, 49130
ISRAEL

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to ECtel Ltd., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

                                     ECTEL1   KEEP THIS PORTION FOR YOUR RECORDS
--------------------------------------------------------------------------------
                                             DETACH AND RETURN THIS PORTION ONLY

              THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

================================================================================

ECtel Ltd.

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

1.    Election of directors.                           For    Against    Abstain

      A. Giora Bitan                                   |_|      |_|        |_|

      B. Shmuel Gitlin                                 |_|      |_|        |_|

      C. Doron Inbar                                   |_|      |_|        |_|

      D. Joshua Piasetsky                              |_|      |_|        |_|

      E. Aharon Shech                                  |_|      |_|        |_|

2.    Election of outside directors.

      A. Gil Epstein                                   |_|      |_|        |_|

      B. Emily Furman                                  |_|      |_|        |_|

Vote On Proposals                                      For    Against    Abstain

3.    Compensation of outside directors.               |_|      |_|        |_|

4.    Approval of the Company's 2003 Share
      Option Plan.                                     |_|      |_|        |_|

5.    Approval of the Company's 2003 U.S.
      Employee Stock Option Plan.                      |_|      |_|        |_|

6.    Reappointment of Somekh-Chaikin, a member
      of KPMG International, as our independent
      auditors.                                         |_|      |_|        |_|


In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

------------------------------------------      --------------------------------

------------------------------------------      --------------------------------
Signature [PLEASE SIGN WITHIN BOX]    Date      Signature (Joint Owners)    Date

================================================================================

--------------------------------------------------------------------------------

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                                   ECtel Ltd.

                                      PROXY

    The undersigned hereby appoints Mr. Avi Goldstein, Chief Financial Officer, or in his absence, Mr. Hadar Solomon, Corporate Secretary, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of ECtel Ltd. (the "Company") which the undersigned is entitled to vote at the 2003 Annual Meeting of Shareholders (the "Annual Meeting") to be held at the offices of the Company, 43 Hasivim Street, Petah Tikva, Israel on Tuesday, September 16, 2003 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the matters on the reverse side, which are more fully described in the Notice of Annual Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

    This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

    The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

    Please date, sign exactly as your name appears on this proxy, and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders' register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE


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